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                             January 15, 2021

       Jun Hong Heng
       Chief Executive Officer
       Crescent Cove Acquisition Corp.
       530 Bush Street, Suite 703
       San Francisco, CA 94108

                                                        Re: Crescent Cove
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
23, 2020
                                                            CIK No. 0001837160

       Dear Mr. Heng:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted December 23, 2020

       Cover Page

   1. We note footnote (1) to your underwriting compensation table appears to indicate that the full $0.55 per unit
will be deferred, however, disclosure elsewhere indicates that $0.20 will be paid up front
and $0.35 upon close of a business combination. Please revise or advise.
       Exhibits

   2. We note you identified director nominees in your Management section on page 96. Please file the consent of
each director nominee as an exhibit to your registration statement. See
                                                        Rule 438 of Regulation
C for guidance.
 Jun Hong Heng
Crescent Cove Acquisition Corp.
January 15, 2021
Page 2

        You may contact Ameen Hamady at (202) 551-3891 or Kristina Marrone at
(202) 551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or Joel Parker at
(202) 551-3651 with
any other questions.



                                                           Sincerely,
FirstName LastNameJun Hong Heng
                                                           Division of
Corporation Finance
Comapany NameCrescent Cove Acquisition Corp.
                                                           Office of Real
Estate & Construction
January 15, 2021 Page 2
cc:       Albert W. Vanderlaan
FirstName LastName